Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 17 to Registration Statement No. 333-185238 on Form N-1A of our report dated May 26, 2015, relating to the consolidated financial statements and consolidated financial highlights of Blackstone Alternative Investment Funds (the “Trust”), comprised of Blackstone Alternative Multi-Manager Fund and Blackstone Alternative Multi-Strategy Fund and Subsidiaries appearing in the Annual Report on Form N-CSR of the Trust for the period ended March 31, 2015, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, NY

July 29, 2015